                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20540





                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No 6)*


                             Price Enterprises, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    741444202
               -------------------------------------------------------
                                 (CUSIP Number)



            Kathleen M. Hillan 4649 Morena Blvd. San Diego, CA 92117
--------------------------------------------------------------------------------
(Name, Address and Telephone of Person Authorized to Receive Notice and

Communications) (619) 581-4889



                                August 21, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.


Check the following box if a fee is being paid with the statement / /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial, ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.



The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                     Page 2 of 6
                                  SCHEDULE 13D

CUSIP No. 741444202

1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Sol Price
   ###-##-####

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) / /
   N/A                                                                   (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS

   00

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

   2(d) or 2(E)                                                             / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION

   U.S. Citizen

                    7    SOLE VOTING POWER
                         See Attached
     NUMBER OF
      SHARES
   BENEFICIALLY     8    SHARED VOTING POWER
     OWNED BY            See Attached
       EACH
 REPORTING PERSON   9    SOLE DISPOSITIVE POWER
       WITH              See Attached

                    10   SHARED DISPOSITIVE POWER

                         See Attached

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,112,090

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* / /


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5,112,090
     ----------- = 21.5%
     23,758,282

14   TYPE OF REPORTING PERSON*

     IN

                                 SCHEDULE 13D

Number of Shares Beneficially Owned by Each Reporting Person With

  7) Sole Voting Power



        0 By Sol Price as Trustee of Sol & Helen Price Trust
  358,490 By Sol Price as Trustee of Price Charitable Remainder Trust* 4,545,170 By Sol Price as Trustee of Price Family Charitable Trust**
---------
4,903,660 TOTAL


  8) Shared Voting Power

  107,580 by Sol Price as Director of Price Family Charitable Fund
   34,950 by Sol Price as Co-Trustee of Marion Brodie Trust
   65,900 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust
---------
  208,430 TOTAL


  9) Sole Dispositive Power

        0 By Sol Price as Trustee of Sol & Helen Price Trust
  358,490 By Sol Price as Trustee of Price Charitable Remainder Trust* 4,545,170 By Sol Price as Trustee of Price Family Charitable Trust**
---------
4,903,660 TOTAL


10) Shared Dispositive Power

  107,580 by Sol Price as Director of Price Family Charitable Fund
   34,950 by Sol Price as Co-Trustee of Marion Brodie Trust
   65,900 by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust
---------
  208,430 TOTAL


12) Exclusion of Shares

The reporting person disclaims beneficial ownership of the following shares:

  107,580 Held by Price Family Charitable Fund
   34,950 Held by Marion Brodie Trust
   65,900 Held by Dorothy Goldberg Charitable Trust
---------
  208,430 TOTAL


* Does not include 252,000 shares of Common Stock pledged to the Price Charitable Remainder Trust to secure certain notes delivered to the Price Charitable Remainder Trust in connection with sales of such shares to the pledgors in May 1998. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares prior to a default under the applicable note.

**   Does not include 620,000 shares of Common Stock pledged to the Price Family
Charitable Trust to secure certain notes delivered to the Price Family Charitable Trust in connection with sales of such shares to the pledgors in May 1998. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares prior to a default under the applicable note.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D

1.   SECURITY AND ISSUER

     Price Enterprises, Inc.
     Common Stock
     Kathleen M. Hillan,
     Senior Vice President--
     Finance
     4649 Morena Blvd.
     San Diego, CA  92117

2.   IDENTITY AND BACKGROUND

     a)   Sol Price
     b)   7979 Ivanhoe Avenue, Suite 520
          La Jolla, CA 92037
     c)   Self-employed investor
     d)   None
     e)   None
     f)   U.S. Citizen

3.   SOURCE AND AMOUNT OF FUNDS

     All shares disclosed on Amendment No. 1 to the Schedule 13D were acquired through a one-for-one exchange offer of shares of common stock of Price/Costco, Inc. for shares of common stock of Price Enterprises, Inc., pursuant to the Offering Circular/Prospectus of Price/Costco, Inc. and Price Enterprises, Inc., dated November 21, 1994, as supplemented (the "Exchange Offer"). See Item 5(c) for a discussion of additional transactions, including the sources and amounts of funds used in making such transactions.

4.   PURPOSE OF TRANSACTION

     The purpose of the acquisition of Price Enterprises common stock through the Exchange Offer was for investment purposes only.

5.   INTEREST IN SECURITIES OF THE ISSUER

     a) The aggregate number of shares beneficially owned (5,112,090 or 21.5%) is held as follows:

          -    358,490 shares by Sol Price as Trustee of Price Charitable
               Remainder Trust U/T/D   1/10/83.

          -    4,545,170 shares by Sol Price as Trustee of Price Family
               Charitable Trust U/T/D   3/10/84.

          - 107,580 shares by Sol Price as a Director of The Price Family Charitable Fund.

          -    34,950 shares by Sol Price as Co-Trustee of Marion Brodie
               Trust.

          - 65,900 shares by Sol Price as Co-Trustee of Dorothy Goldberg Charitable Trust.

          These shares include 208,430 shares of which the reporting person disclaims beneficial ownership.

          These shares do not include the 2,734,698 shares (approximately 11.5%) of Price Enterprises common stock beneficially owned by Robert Price, the son of Sol Price.

     b) The power to vote and the power to dispose of such shares is as follows:

          Sole power to vote or direct the vote:                     4,903,660

          Shared power to vote or direct the vote:                     208,430

          Sole power to dispose or direct the disposition:           4,903,660

          Shared power to dispose or direct the disposition:           208,430

     c) On December 21, 1994, Sol Price, as Trustee of Sol and Helen Price Trust, Price Charitable Remainder Trust and Price Family Charitable Trust, acquired 8,293,160 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, the Sol & Helen Price Foundation, of which Sol Price is a Director, acquired
          500 shares of Price Enterprises common stock through the Exchange
          Offer.

          As contemplated by the Exchange Offer, on February 9, 1995, Price/Costco consummated the sale to Price Enterprises, effective as of February 6, 1995, of the remaining 3,775,972 shares of Price Enterprises common stock owned by Price/Costco following consummation of the Exchange Offer. Such sale reduced the number of outstanding shares of Price Enterprises common stock from 27,000,000 to 23,224,028 and correspondingly increased Sol Price's percentage ownership of Price Enterprises common stock from approximately 30.72% to approximately 35.71%.


          1. On November 21, 1997, Sol Price, as Trustee of the Sol and Helen Price Trust, transferred 500,000 shares of Price Enterprises common stock as a contribution to the Price Family Charitable Trust.

          2. On November 14, 1997, Sol Price, as Trustee of the Sol and Helen Price Trust, transferred 1,020,410 shares of Price Enterprises common stock as a contribution to the Price Family Charitable Trust.

          3. Between June 5, 1997 and November 10, 1997, as co-trustee of the Joseph and Dorothy Goldberg Trust, I sold 25,000 shares of Price Enterprises common stock on the open market at prices ranging from $17.875 to $22.50 per share for total consideration of $497,687.50.

          4. On October 10, 1997, Sol Price, as Trustee of the Sol and Helen Price Trust, made a bona fide gift of 9,000 shares to sixteen (16) individuals.

          5. On December 4, 1996, Sol Price as Trustee of The Price Family Charitable Trust transferred 2,500,000 shares as a contribution to The Price Family Charitable Fund (formerly the Sol and Helen Price Foundation).

          6. On December 4, 1996, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 500 shares to two (2) individuals.

          7. On June 14, 1996, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 2,500 shares to two (2) individuals.

          8. On January 2, 1996, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 1,300 shares to two (2) individuals.

          9. On December 20, 1995, Sol Price as Trustee of the Sol and Helen Price Trust made a bona fide gift of 4,200 shares to thirteen
              (13) individuals.

         10. On September 5, 1995, Sol Price consented to act as successor Co-Trustee of the Earle I. and Marion Brodie Trust. The Trust owned 34,950 shares of common stock of Price Enterprises, Inc., at that time. Pursuant to the terms of the Trust Agreement, the assets were subsequently split into Trust I which continued to hold the 34,950 shares and Trust II. Trust I was later renamed the Marion Brodie Trust. As Co-Trustee, Sol Price has shared voting and disposition powers over these shares. However, Sol Price disclaims beneficial ownership of these shares.

         11. On April 22, 1996, Sol Price was appointed Attorney-in-Fact by Dorothy Goldberg, Trustee, of the Joseph and Dorothy Goldberg Trust. The Trust owned 159,300 shares of Price Enterprises, Inc., at that time. Mrs. Goldberg passed away on June 16, 1996, at which time Sol Price became a Co-Trustee of the Trust. As Co-Trustee, Sol Price has shared voting and dispositive powers over these shares. However, Sol Price disclaims beneficial ownership of these shares.

         12. Between November 10, 1997 and March 31, 1998, the co-trustees of the Joseph and Dorothy Goldberg Charitable Trust, with Sol Price abstaining, sold or made gifts of 34,400 shares.

         13. On December 31, 1997, the Price Family Charitable Fund, of which Sol Price is a director, received 122,080 shares from the Pearl Effron Trust A per the decedent's bequest.

         14. On May 1, 1998, the Price Family Charitable Fund, of which I am a director, sold 15,000 shares to one individual for $278,437.

         15. On May 21, 1998, the Price Family Charitable Fund, of which I am a director, made gifts of an aggregate of 552,500 shares to three charitable organizations.

         16. On May 15, 1998, the Price Family Charitable Trust, of which I am a trustee, sold an aggregate of 620,000 shares to nine individuals for $20.50 per share. In each case, the purchaser paid $3 per share in cash and $17.50 per share by delivering to the Price Family Charitable Trust a non-recourse note due May
              2002 and bearing interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Family Charitable Trust. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

         17. On May 15, 1998, the Price Charitable Remainder Trust, of which I am a trustee, sold an aggregate of 202,000 shares to ten individuals for $20.50 per share. In each case, the purchaser paid $3 per share in cash and $17.50 per share by delivering to the Price Charitable Remainder Trust a non-recourse note due May 2002 and bearing interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust. The Price Charitable Remainder Trust does not have the right under any of the pledge agreements to vote or dispose of the pledged shares prior to a default under the applicable note.

         18. On May 21, 1998, the Price Charitable Remainder Trust, of which I am a trustee, sold an aggregate of 50,000 shares to five individuals for $20.50 per share. In each case, the purchaser paid $3 per share in cash and $17.50 per share by delivering to the Price Charitable Remainder Trust a non-recourse note due May 2002 and bearing interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust. The Price Charitable Remainder Trust does not have the right under any of the pledge agreements to vote or dispose of the pledged shares prior to a default under the applicable note.

         19. Between April 1, 1998 and May 15, 1998, the co-trustees of the Joseph and Dorothy Golberg Charitable Trust, with Sol Price abstaining, sold 12,000 shares.

         20. Between May 18, 1998 and July 20, 1998, the co-trustees of the Joseph and Dorothy Goldberg Charitable Trust, with Sol Price abstaining, sold 26,000 shares in the open market.

         21. On August 21, 1998, the Price Family Charitable Fund, of which I am a director, made gifts of an aggregate of 1,947,500 shares to two charitable organizations.

     d)   N/A
     e)   N/A

6.   CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

On May 15, 1998, the Price Family Charitable Trust sold an aggregate of 620,000 shares of Common Stock in the amounts and to the individuals set forth below:


50,000 Paul A. Peterson, Peterson & Price, A Professional Corp., Profit Sharing Plan -- Trust B

20,000          Keene Wolcott

100,000 Brian and Gerri Monaghan, Trustees, Brian D. and Gerri Monaghan Trust -- U/T/D 7/15/96

50,000          Jim Cahill

100,000         Stanley Sheinbaum, Trustee, 1989 Sheinbaum Trust, Restated
                11/6/92

50,000          White & Robinson, A Professional Corp., Profit Sharing Plan

100,000         Murray Galinson, President, Galinson Holdings LLC

100,000 Mitchell G. Lynn & Alyce S. Lynn, Trustees, Mitchell G. Lynn & Alyce S. Lynn Trust U/T/D 3/15/85

50,000          Paul and Jackie Horton, Trustees, The Horton Family Trust U/A
                12/22/80

In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Family Charitable Trust under a Stock Pledge and Security Agreement dated May 15, 1998. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Family Charitable Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Family Charitable Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. The Price Family Charitable Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

On May 15, 1998, the Price Charitable Remainder Trust sold an aggregate of 202,000 shares of Common Stock in the amounts and to the individuals set forth below:

30,000          William and Gail Gorham

20,000          George Jezek, Trustee, Jezek Family Trust -- U/T/D 12/4/89

30,000          Gil Partida

50,000          Dr. Daniel Einhorn

15,000          Dr. Roger Cornell

20,000 Raymond E. Peet & W. Dian Peet, Trustees, Peet Family Trust U/A DTD 05/15/96

10,000          Jack McGrory

10,000 Lawrence Rosenstock and Jean Kluver, Trustees, Lawrence Rosenstock & Jean Kluver U/T/D 5/12/98

7,000           Sherrie Cousineau

10,000          Theodore P. Hurwitz, Trustee, Theodore P. Hurwitz Trust U/T/D
                9/23/91

In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust under a Stock Pledge and Security Agreement dated May 15, 1998. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Charitable Remainder Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Charitable Remainder Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

On May 21, 1998, the Price Charitable Remainder Trust sold an aggregate of 50,000 shares of Common Stock in the amounts and to the individuals set forth below:

10,000          Nancy Evans

10,000          Margaret Evans

5,000           Robert H. Gleason

20,000          Anne Ledford Evans

5,000           The Cherashore Family Trust U/T/D DTD 4/18/97

In each case, the purchaser paid cash in the amount of $3 per share and delivered a note in the amount $17.50 per share. Each note is a non-recourse note due May 15, 2002 and bears interest at 8% per annum, payable quarterly. Each note is secured by a pledge of the purchased shares to the Price Charitable Remainder Trust under a Stock Pledge and Security Agreement dated May 21, 1998. Each Stock Pledge and Security Agreement provides that the shares will be pledged to the Price Charitable Remainder Trust and held in a brokerage account for so long as the applicable note remains outstanding; provided that the borrower may instruct the holder of the brokerage account to sell the shares at any time and pay to the Price Charitable Remainder Trust the lesser of the proceeds of the sale or the amount borrowed under the note. All cash dividends and distributions paid on the pledged shares will be paid to the borrower, but all stock dividends and distributions will become pledged securities. The Price Charitable Remainder Trust does not have the right to vote or dispose of the pledged shares under any of the pledge agreements prior to a default under the applicable note.

On August 17, 1998, Price Enterprises, Inc. made a pro rata distribution of one share of 8 3/4% Series A Cumulative Redeemable Preferred Stock ("Series A Preferred Stock") on each share of Common Stock outstanding on July 30, 1998. For information about Sol Price's beneficial ownership of Series A Preferred Stock, see the separate Schedule 13D, as may be amended from time to time, regarding such ownership.

7.   EXHIBITS

1.         Form of Purchase and Sale Agreement

2.         Form of Promissory Note Secured by Pledge of Stock

3.         Form of Stock Pledge and Security Agreement



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



AUGUST 28, 1998                     /s/ Sol Price
-----------------------------       -------------------------------------------
Date                                Sol Price